Christopher A. Wilson

Partner

CWilson@securitieslegal.com

Licensed in California

William L. Horn

Partner

William@securitieslegal.com

Licensed in California

Ashley L. Duran

Of Counsel

ADuran@securitieslegal.com

Licensed in the District of Columbia

www.securitieslegal.com

Gilbert J. Bradshaw

Partner

Gil@securitieslegal.com

Licensed in New York

Monique Saugstad

Of Counsel

monique@securitieslegal.com

Licensed in New Jersey

Javiera P. Salamanca

International Counsel

Javiera@securitieslegal.com

Licensed in Chile

April 26, 2021

U.S. Securities & Exchange Commission

Division of Corporate Finance

100 F. Street NE

Washington, D.C. 20549

Attn: David Gessert and Laura Crotty

Re: Focus Universal Inc. Registration Statement on Form S-1, Filed February 12, 2021, File No. 333-253049

Dear David Gessert and Laura Crotty:

We are outside counsel to Focus Universal Inc., a Nevada corporation (the “Company”), and are addressing and delivering this letter to you on the Company’s behalf. The Company has revised the Registration Statement filed on Form S-1 (File No. 333-253049) (the “Registration Statement”) to address each of the staff’s comments (in bold) to the Registration Statement and the Company’s responses thereto. In relation thereto, the Company is filing with you concurrently with this letter, Amendment No. 2 to the Registration Statement (“Amendment No. 2”), which contains the revisions made to the Registration Statement pursuant to the Staff’s comments.

Registration Statement on Form S-1 filed February 12, 2021 Cover Page

1.	We note your disclosure that your offering of common shares will be “at an assumed offering price of $4.00 to $6.00 per share.” We further note that you are subject to the reporting requirements of Section 13(a) or 15(d) of the Exchange Act, as applicable. Accordingly, please revise to state the price of the securities to the public. If you are not able to state a price, explain the method by which the price is to be determined. Refer to Instruction 2 to Item 501(b)(3) of Regulation S-K for guidance

We have revised the prospectus cover page to indicate the methodology by which the price is to be determined, specifically, we wrote the following:

“Focus Universal Inc., a Nevada corporation (“Focus Universal,” “the Company,” “we,” “us,” and “our,”), is offering 2,000,000 shares of common stock, $0.001 par value per share, on a firm commitment basis. We anticipate a public offering price between $4.00 and $6.00 per share. We have assumed a public offering price of $5.00 per share, which is the midpoint of the estimated offering price range. Our common stock is currently quoted on the OTCQB market, operated by OTC Markets Group, under the symbol “FCUV.” On April 26, 2021, the last quoted price of our common stock as reported on the OTCQB was $5.00 per share. This price will fluctuate based on the demand for our common stock. There is a limited public trading market for our common stock. The final public offering price will be determined through a negotiation between us and the underwriters in the offering and will take into account the recent market price of our common stock, the general condition of the securities market at the time of the Offering, the history of, and the prospects for, the industry in which we compete, and our past and present operations and our prospects for future revenues. The assumed public offering price used throughout this prospectus may not be indicative of the actual offering price.”

Main Office: 18818 Teller Avenue, Suite 115, Irvine, CA 92612

New York Office: 45 Rockefeller Plaza, Suite 200, New York, NY 10111

Tel: (917) 830-6517 / Fax: (917) 791-8877

Item 16. Exhibits

Exhibit 5.1 - Opinion of Wilson Bradshaw LLP, page II-2

2.	We note the opinion of counsel as to the legality of the securities refers to the registration of common stock “to be offered by the selling stockholders.” We further note that this is a primary offering of common stock by the company and, based on the disclosure in the prospectus, no shares are being registered for resale by selling stockholders. Please provide a revised opinion of counsel that clearly refers to the securities being registered, or advise.

We have revised the opinion of counsel that reflects a primary offering of common stock by the Company.

Please contact the undersigned if you have further questions or comments regarding the Registration Statement as amended by pre-effective Amendment No. 2.

Sincerely,

/s/Gilbert J. Bradshaw

Gilbert J. Bradshaw

Managing Partner, Wilson Bradshaw LLP